                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*



                            ESC MEDICAL SYSTEMS LTD.
                                (Name of Issuer)

                  Ordinary Shares, NIS 0.10 par value per Share
                         (Title of Class of Securities)

                                    M40868107
                                 (CUSIP Number)

                             Edward Klimerman, Esq.
                      Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
                                 (212) 698-7700
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 14, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /


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                  This Amendment No. 4 (the "Amendment") amends and supplements the Schedule 13D filed on October 9, 1998, as previously amended and restated by Amendment No. 1 filed on March 12, 1999 and further amended by Amendment No. 2 filed on March 23, 1999 and Amendment No. 3 filed on March 26, 1999 (the "Schedule 13D"), on behalf of Mr. Arie Genger ("Genger"), TPR Investment Associates, Inc., a Delaware corporation ("TPR"), TPR's subsidiary, Trans-Resources, Inc., a Delaware corporation ("TRI"), TRI's indirect subsidiary, Haifa Chemicals Holdings Ltd., a company incorporated in the State of Israel ("HCH"; Genger and said corporations, all of which are directly or indirectly controlled by Genger, being collectively called the "TRI Entities"), and Mr. Thomas G. Hardy ("Hardy"; Hardy and the TRI Entities being collectively called the "Reporting Persons") with respect to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., a company incorporated in the State of Israel (the "Company"). The Reporting Persons are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

Item 4. Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

         On April 14, 1999, Genger and Mr. Barnard J. Gottstein ("Gottstein") commenced mailing solicitation materials to ADP and to shareholders of the Company for the purposes set forth in such solicitation materials attached as
Exhibit 10, Exhibit 11 and Exhibit 12, all of which are incorporated by reference herein. The legal representative of Messrs. Genger and Gottstein intends to send on April 15, 1999 a letter addressed to each of the Company's directors demanding that the Company convene an Extraordinary General Meeting pursuant to the Company's Articles of Association for the purposes set forth in such solicitation materials. A copy of the form of demand letter is attached hereto as Exhibit 13.

         Messrs. Genger and Gottstein intend to continue to have discussions with other shareholders of the Company regarding their proposal and to seek shareholder support.

         Other than as described above and as previously described in the
Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses
(a) through (j) of Item 4 of the form of Schedule 13D.

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Item 7.                 Materials to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

         Exhibit 10: Letter, dated April 12, 1999, from Messrs. Genger and Gottstein to the shareholders of the Company

         Exhibit 11:       Form of Revocable Proxy and Instrument of Appointment

         Exhibit 12:       Proxy Information Statement

         Exhibit 13: Form of Demand Letter, dated April 15, 1999, from the legal representative of Messrs. Genger and Gottstein to the directors of the Company.

                                   SIGNATURES

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 14, 1999

                                        /s/ Arie Genger
                                        Arie Genger


                                        TPR INVESTMENT ASSOCIATES, INC.


                                        By:/s/ Arie Genger
                                               Arie Genger,
                                               President


                                        TRANS-RESOURCES, INC.


                                        By:/s/ Arie Genger
                                               Arie Genger,
                                               Chairman of the Board


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
                                        HAIFA CHEMICALS HOLDINGS LTD.(1)


                                        BY:/S/ ARIE GENGER
                                                    ARIE GENGER

                                        /S/ THOMAS G. HARDY
                                                    THOMAS G. HARDY

--------
            (1) PURSUANT TO POWER OF ATTORNEY


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                                  EXHIBIT INDEX


         EXHIBIT NUMBER                        Title                            Page
         --------------                        -----                            ----
               10             Letter, dated April 12, 1999, from Messrs.
                              Genger and Gottstein to the shareholders of
                              the Company                                           6

               11             Form of Revocable Proxy and Instrument of
                              Appointment                                          12

               12             Proxy Information Statement                          15

               13             Form of Demand Letter, dated April 15, 1999, from
                              the legal representative of Messrs. Genger and
                              Gottstein to the directors of the Company.           21



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